UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of July 2006

FIAT S.p.A.
(Translation of Registrant’s name into English)

Via Nizza 250
Torino, Italy 10126
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X] Form 40-F [ ]

(Indicate by check mark whether the registrant by
furnishing the information contained in the form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes [ ] No [X]

TABLE OF CONTENTS

JOINT VENTURE FINALISED BETWEEN IVECO, SAIC MOTOR CORPORATION AND CHONGQING HEAVY VEHICLE GROUP IN THE FIELD OF HEAVY VEHICLES

SIGNATURES

JOINT VENTURE FINALISED BETWEEN IVECO, SAIC MOTOR CORPORATION AND CHONGQING HEAVY VEHICLE GROUP IN THE FIELD OF HEAVY VEHICLES

Iveco, a Fiat Group Company, has finalised a joint venture agreement with the SAIC Motor Corporation, one of the leading Chinese automotive manufacturers, and the Chongqing Heavy Vehicle Group, to establish a long-term partnership in China in the field of heavy commercial vehicles.
Once the agreement signed last week will have been approved by the Chinese central authorities, Iveco and SAIC will establish a 50-50 Joint Venture, under the name of SAIC Iveco Commercial Vehicle Investment Company Ltd. This Company’s first act is the acquisition of a 67% share of Chongqing Hongyan Motor Co. Ltd, which is a subsidiary of the Chongqing Heavy Vehicle Group.

The agreement also envisages an increase in the registered capital of the JV, preliminary to the construction of a new production plant located in Chongqing. The total amount to be invested, as per the industrial business plan, is about Euro 120 million (of which Iveco will be responsible for Euro 40 million), intended to support a volume increase from the current 15,000 to 40,000 heavy commercial vehicles in the medium term.

Industrial plans include the assembly of Iveco heavy commercial vehicles (Stralis range) and product and process related improvements in the Chongqing product range, for consolidating and reinforcing the offer on the local market, as well as developing vehicles having the best mix of local and European components and technologies.

“The agreement is part of a broad plan for Iveco development in China” said Paolo Monferino, Iveco CEO. “Iveco considers China as a priority”, he added “not only because of its market’s size, growth rate and cost conditions: here, engineering knowledge is outstanding as well as the potential for global product planning; furthermore the partnership with SAIC is a milestone in our strategy”.

About SAIC Motor Corporation Limited (SAIC Motor)

SAIC Motor Corporation Limited (SAIC Motor), in Shanghai, is one of the three largest auto-makers in China. It sold over 682,000 vehicles in the first half of year 2006 and has more than 56,000 employees. It encompasses

SAIC Group’s assets in such business sector, as vehicle key components, branding and auto related services.

SAIC Group, with consolidated revenues exceeding US$ 14,4 bn in year 2005 is one of the Fortune Global 500 corporations. FIAT Group and SAIC have already set up three joint ventures for industrial co-operation: Shanghai New Holland, the leader in the 50HP tractor’s market in China, Huadong Teksid, the biggest producer of engine blocks in China, and Shanghai Meridian, producing magnesium casting components.

About Chongqing Heavy Vehicle Group Co. Ltd.

Chongqing Heavy Vehicle Group (former Sichuan Automobile Factory), owned by the 33-million inhabitants Chongqing Municipality through its subsidiary Chongqing Hongyan Automotive, is one of the major producers of medium and heavy trucks in China (over 15,000 per year) and relies on a large distribution network throughout China.

About Iveco

Iveco designs, manufactures, and sales a broad range of light, medium and heavy commercial vehicles, off-road trucks, city and intercity buses and coaches as well as special vehicles for applications such as fire fighting, off-road missions, civil defence and protection.

Iveco employs 32,000 people and runs 49 production units in 19 Countries in the world using excellent technologies developed in 15 research centres. Besides Europe, the company operates in China, Russia, Turkey, Australia, Argentina, Brazil, and South Africa. More than 4,500 service outlets in over 100 countries guarantee technical support wherever in the world an Iveco vehicle is at work.

Iveco is a Fiat Group Company.

Shanghai, 24 July 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 25, 2006

FIAT S.p.A.

BY: /s/ Fabio Spirito
_____________________________

Fabio Spirito

Power of Attorney